UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52988 / December 21, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12130

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                                                     :
                                                     :   **ORDER INSTITUTING PROCEEDINGS,**
In the Matter of   :   **MAKING FINDINGS, AND REVOKING**
                                                     :   **REGISTRATION OF SECURITIES**
     ORETECH, INC.,   :   **PURSUANT TO SECTION 12(j) OF THE**
                                                     :   **SECURITIES EXCHANGE ACT OF 1934**
Respondent.   :
                                                     :
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I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Oretech, Inc. ("Oretech" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Oretech's Offer, the Commission finds[1] that:

1.   Oretech is a Nevada corporation based in Edmond, Oklahoma. Oretech purports to be in the business of processing ore and mine tailings to extract precious metals and processing tar sands to extract oil. The common stock of Oretech is registered pursuant to Section 12(g) of the Exchange Act and its shares are quoted on the "Pink Sheets" under the ticker symbol "ORTE."

2.   Exchange Act Section 13(a) and the Rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB), and Rule 13a-11 requires issuers to file reports disclosing certain significant events (Form 8-K). Oretech has reported no revenues since the date of its inception on June 11, 2001.

3.   Oretech has failed to file: a) Forms 10-QSB for the quarters ended December 31, 2004 and March 31, 2005; and b) Form 10-KSB for the year ended June 30, 2005. Oretech claims that it has not retained, and does not have sufficient funds to retain, a public accountant to conduct its 2005 audit.

4.   Since at least December 23, 2004, Oretech has also failed to file Form 8-Ks to report certain significant events, including: (a) the resignation of its public accountant; (b) changes in its Board of Directors; (c) the unregistered issue of 7.25 million shares of common stock, which constitutes more than 20 percent of the outstanding shares of Oretech common stock; (d) removal from the OTCBB because Oretech did not provide NASD with information indicating that Oretech was current in its public reporting; and (e) the filing of an involuntary petition for Chapter 11 bankruptcy against Oretech.

5.   As a result of the foregoing, Oretech has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, and 13a-13 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a

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[1] The findings herein are made pursuant to Oretech's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Oretech's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary